Exhibit 99.1

GOLD STANDARD VENTURES CORP.

Common Shares

EQUITY DISTRIBUTION AGREEMENT

April 17, 2020

BMO Capital Markets Corp.
3 Times Square
New York, New York 10036

Ladies and Gentlemen:

Gold Standard Ventures Corp., a British Columbia corporation (the “Company”), confirms its agreement (this “Agreement”) with BMO Capital Markets Corp., a Delaware corporation (“BMOCM”) with respect to the issuance and sale from time to time by the Company of shares (the “Shares”) of the Company’s common shares, without par value (the “Common Shares”), having an aggregate offering price of up to Cdn$14,875,000 (the “Maximum Amount”) through or to BMOCM, as sales agent or principal, on the terms and subject to the conditions set forth in this Agreement.

The Company has prepared and filed with the securities regulatory authorities (the “Canadian Qualifying Authorities”) in each of the provinces of Canada (the “Canadian Qualifying Jurisdictions”) the Canadian Base Prospectus in respect of an aggregate of up to Cdn$300,000,000 (or the equivalent thereof in U.S. dollars or any other currencies) of Common Shares or subscription receipts of the Company, or a combination thereof (collectively, the “Shelf Securities”) in each case in accordance with Canadian Securities Laws. The British Columbia Securities Commission (the “Reviewing Authority”) is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 - Passport System and National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Shelf Securities and the offering of the Shares. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Base Prospectus (the “Receipt”). The term “Canadian Base Prospectus” means the final short form base shelf prospectus dated August 3, 2018 relating to the Shelf Securities, at the time the Reviewing Authority issued the Receipt with respect thereto in accordance with the applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions (the “Canadian Securities Laws”), including National Instrument 44-101 - Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 - Shelf Distributions (“NI 44-102”), and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws. As used herein, “Canadian Prospectus Supplement” means the most recent prospectus supplement to the Canadian Base Prospectus relating to the Shares filed by the Company with the Canadian Qualifying Authorities in accordance with Canadian Securities

Laws. As used herein, “Canadian Prospectus” means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement or any Terms Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus.

The Company has also prepared and filed with the Securities and Exchange Commission (the “Commission”), pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Commission, a registration statement on Form F-10 (File No. 333-225539) covering the registration of the Shelf Securities under the Securities Act of 1933, as amended (the “Act”), and the rules and regulations of the Commission thereunder (the “Rules and Regulations”), and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(b) under the Act. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein at such time, is herein called the “Registration Statement”. The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date it became effective under the Act is herein called the “U.S. Base Prospectus”. “U.S. Prospectus Supplement“ means the most recent Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Act, relating to the offering of the Shares, to be filed by the Company with the Commission pursuant to General Instruction II.L of Form F-10; “U.S. Prospectus” means the U.S. Prospectus Supplement (and any additional U.S. Prospectus Supplement prepared in accordance with the provisions of this Agreement and filed with the Commission in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus; “Base Prospectuses” means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Prospectuses” means, collectively, the Canadian Prospectus and the U.S. Prospectus; “Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement.

Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the Commission or Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction pursuant to the System for Electronic Document Analysis and Retrieval (“SEDAR”) and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any

amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to the its Electronic Data Gathering Analysis and Retrieval System (“EDGAR”).

The Company has also prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement.

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus shall be deemed to mean and include the filing of any document under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and which is deemed to be incorporated therein by reference or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus, as the case may be. All references in this Agreement to financial statements and other information which is “described,” “contained,” “included” or “stated” in the Canadian Base Prospectus or the Canadian Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Prospectus.

The Company confirms its agreement with BMOCM as follows:

1. Sale and Delivery of the Shares.

(a) Agency Transactions. On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company and BMOCM agree that the Company may issue and sell through BMOCM, as sales agent for the Company, the Shares (an “Agency Transaction”) as follows:

(i) The Company may, from time to time, propose to BMOCM the terms of an Agency Transaction by means of a telephone call (confirmed promptly by electronic mail in a form substantially similar to Exhibit A hereto (an “Agency Transaction Notice”)) from any of the individuals listed as authorized representatives of the Company on Schedule 1 hereto (each, an “Authorized Company Representative”), such proposal to include: the trading day(s) for the NYSE American LLC (the “NYSE American”) (which may not be a day on which the NYSE American is scheduled to close prior to its regular weekday closing time) on which the Shares are to be sold (each, a “Trading Day”); the maximum number of Shares that the Company wishes to sell in the aggregate and on each Trading Day; and the minimum price at which the Company is willing to sell the Shares (the “Floor Price”).

(ii) If such proposed terms for an Agency Transaction are acceptable to BMOCM, it shall promptly confirm the terms by countersigning the Agency Transaction Notice for such Agency Transaction and emailing it to an Authorized Company Representative.

(iii) Subject to the terms and conditions hereof, BMOCM shall use its commercially reasonable efforts to sell all of the Shares designated in, and subject to the terms of, such Agency Transaction Notice. BMOCM shall not sell any Share at a price lower than the Floor Price. The Company acknowledges and agrees with BMOCM that (x) there can be no assurance that BMOCM will be successful in selling all or any of such Shares, (y) BMOCM shall incur no liability or obligation to the Company or any other person or entity if it does not sell any Shares for any reason and (z) BMOCM shall be under no obligation to purchase any Shares on a principal basis pursuant to this Agreement (except in the case of a Principal Transaction (as defined below) pursuant to this Agreement and the relevant Terms Agreement (as defined below)).

(iv) The Company, acting through an Authorized Company Representative, or BMOCM may, upon notice to the other party hereto by telephone (confirmed promptly by electronic mail), suspend an offering of the Shares; provided, however, that such suspension shall not affect or impair the parties’ respective obligations with respect to the Shares sold hereunder prior to the giving of such notice.

(v) If the terms of any Agency Transaction as set forth in an Agency Transaction Notice contemplate that the Shares shall be sold on more than one Trading Day, then the Company and BMOCM shall mutually agree to such additional terms and conditions as they deem necessary in respect of such multiple Trading Days, and such additional terms and conditions shall be binding to the same extent as any other terms contained in the relevant Agency Transaction Notice.

(vi) BMOCM, as sales agent in an Agency Transaction, shall not make any sales of the Shares on behalf of the Company, pursuant to this Agreement, other than (x) by means of ordinary brokers’ transactions that qualify for delivery of the Prospectus in accordance with Rule 153 of the Rules and Regulations and meet the definition of an “at-the-market distribution” in National Instrument 44-102 - Shelf Distributions, provided that such transactions are made on an exchange outside Canada, and (y) such other sales of the Shares on behalf of the Company in its capacity as agent of the Company as shall be agreed by the Company and BMOCM in writing. BMOCM shall not engage in any transactions that are intended to stabilize or maintain the market price of the Shares.

(vii) The compensation to BMOCM for sales of the Shares in an Agency Transaction with respect to which BMOCM acts as sales agent hereunder shall be as set forth in the Agency Transaction Notice for such Agency Transaction but shall not exceed 2.0% of the gross offering proceeds of the Shares sold in such Agency Transaction. BMOCM shall provide written confirmation to the Company (which may be provided by email to an Authorized Company Representative) following the close of trading on the NYSE American on each Trading Day on which Shares are sold in an Agency Transaction under this Agreement, setting forth (w) the number of Shares sold on such Trading Day, (x) the gross offering proceeds received from such sales, (y) the commission payable by the Company to BMOCM with respect to such sales and (z) the net offering proceeds (being the gross offering proceeds for such sales less the commission payable for such sales) (the “Net Offering Proceeds”).

(viii) Settlement for sales of the Shares in an Agency Transaction pursuant to this Agreement shall occur on the second Trading Day (or such earlier day as is industry practice for regular-way trading) following the date on which such sales are made (each such day, an “Agency Settlement Date”). On each Agency Settlement Date, the Shares sold through BMOCM in Agency Transactions for settlement on such date shall be issued and delivered by the Company to BMOCM against payment by BMOCM to the Company of the Net Offering Proceeds from the sale of such Shares. Settlement for all such Shares shall be effected by free delivery of the Shares by the Company or its transfer agent to BMOCM’s or its designee’s account (provided that BMOCM shall have given the Company written notice of such designee prior to the relevant Agency Settlement Date) at The Depository Trust Company or by such other means of delivery as may be mutually agreed upon by the parties hereto, which in all cases shall be freely tradable, transferable, registered shares in good deliverable form, in return for payment in same-day funds delivered to the account designated by the Company. If the Company, or its transfer agent (if applicable), shall default on its obligation to deliver the Shares on any Agency Settlement Date, the Company shall (i) hold BMOCM harmless against any loss, claim, damage, or expense (including, without limitation, reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and (ii) pay BMOCM any commission, discount or other compensation to which it would otherwise be entitled absent such default.

(b) Principal Transactions. If the Company wishes to issue and sell the Shares other than as set forth in Section 1(a) (each, a “Principal Transaction”) the Company will notify BMOCM of the proposed terms of such Principal Transaction. If BMOCM, acting as principal, wishes to accept such proposed terms (which it may decline to do for any reason in its sole discretion) or, following discussions with the Company, wishes to accept amended terms, BMOCM and the Company will enter into an agreement in substantially the form of Exhibit B hereto (each, a “Terms Agreement”) that sets forth the terms of such Principal Transaction, including, without limitation, the time, date and place of delivery of and payment for the Shares to be sold pursuant to such Principal Transaction (each of such date and each Agency Settlement Date, a “Settlement Date”). The terms set forth in a Terms Agreement shall not be binding on the Company or BMOCM unless and until each of the Company and BMOCM has executed such Terms Agreement accepting all of such terms. The commitment of BMOCM to purchase the Shares pursuant to any Terms Agreement shall be deemed to have been made on the basis of the representations and warranties of the Company herein contained and shall be subject to the terms and conditions herein set forth. In the event of a conflict between the terms of this Agreement and the terms of any Terms Agreement, the terms of such Terms Agreement shall control.

(c) Maximum Number of Shares. Under no circumstances shall the Company propose to BMOCM, or BMOCM effect, a sale of Shares in an Agency Transaction or a Principal Transaction pursuant to this Agreement if such sale would (i) cause the aggregate gross sales proceeds of the Shares sold pursuant to this Agreement to exceed the Maximum Amount, (ii) cause the number of Shares sold to exceed the number of shares of Common Shares available for offer and sale under the then effective Registration Statement, (iii) cause the number of

Shares sold pursuant to this Agreement to exceed the number of Shares authorized to be issued and sold from time to time pursuant to this Agreement by the Company’s board of directors, or a duly authorized committee thereof, and notified to BMOCM in writing or (iv) cause the aggregate gross sales proceeds of the Shares sold pursuant to this Agreement to exceed what would be permitted under Section 9.1 of NI 44-102.

(d) Regulation M. If either party hereto has reason to believe that the exemptive provisions set forth in Rule 101(c)(1) of Regulation M under the Exchange Act are not satisfied with respect to the Company or the Shares, it shall promptly notify the other party and sales of Shares under this Agreement shall be suspended until BMOCM, in its sole judgment, determines that sales of Shares hereunder are not subject to or can be made in compliance with Rule 101 of Regulation M.

(e) Black-out Periods. Notwithstanding any other provision of this Agreement, no sales of Shares shall take place, the Company shall not request the sales of any Shares that would be sold and BMOCM shall not be obligated to sell or offer to sell any Shares, during any period in which the Company’s insider trading or similar policy, as it exists on the date of this Agreement, would prohibit the purchase or sale of Common Shares by persons subject to such policy, or during any other period in which the Company is in possession of material non-public information with respect to the Company.

(f) Continuing Accuracy of Representations and Warranties. Any obligation of BMOCM to use its commercially reasonable efforts to sell the Shares on behalf of the Company as sales agent shall be subject to the continuing accuracy of the representations and warranties of the Company herein, to the performance by the Company of its obligations hereunder and to the continuing satisfaction of the conditions specified in Section 3.

2. Representations and Warranties of the Company. The Company represents and warrants to, and covenants with, BMOCM as follows:

(a) Effectiveness of Registration. The Company is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Canadian Qualifying Jurisdictions and the entering into of this Agreement will not cause the Receipt to no longer be effective. At the time of filing the Registration Statement, the Company met, and as of the date hereof the Company meets, the general eligibility requirements for use of Form F-10 under the Act. Any amendment or supplement to the Registration Statement or the Prospectuses required by this Agreement or any Terms Agreement will be so prepared and filed by the Company and, as applicable, the Company will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such for that purpose have been instituted or are pending or, to the best knowledge of the Company, are contemplated or threatened by the Commission. No order preventing or suspending the use of the Base Prospectuses, the Prospectus Supplements, the Prospectuses or any Permitted Free Writing Prospectus (as defined herein) has been issued by the Commission or any Canadian Qualifying Authority. The Canadian Prospectus, at the time of filing thereof with the Canadian Qualifying Authorities, complied in all material respects and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws.

The Canadian Prospectus, as amended or supplemented, as of its date, did not and, as of each Time of Sale and Settlement Date, if any, will not contain a misrepresentation, as defined under Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did and, as of each Time of Sale and Settlement Date, if any, will contain full, true and plain disclosure of all material facts relating to the Shares and to the Company. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to BMOCM furnished to the Company in writing by or on behalf of BMOCM expressly for use therein. The U.S. Prospectus, at the time first filed in accordance with General Instruction II.L. of Form F-10, conformed in all material respects and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations. The Company has delivered to BMOCM one complete copy of each of the Canadian Base Prospectus and the Registration Statement and a copy of each consent of experts filed as a part thereof, and conformed copies of the Canadian Base Prospectus, the Registration Statement (without exhibits) and the Prospectuses, as amended or supplemented, in such quantities and at such places as BMOCM has reasonably requested. At the time of filing the Registration Statement and at the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Act) of the Shares, the Company was not and, as of the date of this Agreement, is not, an Ineligible Issuer (as defined in Rule 405 under the Act), without taking account of any determination by the Commission pursuant to Rule 405 under the Act that it is not necessary that the Company be considered an Ineligible Issuer. “Time of Sale” means, (i) with respect to an Agency Transaction, the time of BMOCM’s initial entry into contracts with investors for the sale of such Shares and (ii) with respect to a Principal Transaction, the time of sale of such Shares.

(b) Accuracy. Each part of the Registration Statement, when such part became or becomes effective, at any deemed effective date pursuant to Form F-10 and the Rules and Regulations on the date of filing thereof with the Commission and at each Time of Sale and Settlement Date, and the U.S. Prospectus, on the date of filing thereof with the Commission and at each Time of Sale and Settlement Date, conformed in all material respects or will conform in all material respects with the requirements of the Rules and Regulations; each part of the Registration Statement, when such part became or becomes effective, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the U.S. Prospectus, on the date of filing thereof with the Commission, and the U.S. Prospectus and the applicable Permitted Free Writing Prospectus(es), if any, issued at or prior to such Time of Sale, taken together (collectively, and with respect to any Shares, together with the public offering price of such Shares, the “Disclosure Package”) and at each Time of Sale and Settlement Date, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance upon and in conformity with information relating to BMOCM furnished in writing to the Company by BMOCM specifically for inclusion in the Registration Statement, the U.S. Prospectus or any Permitted Free Writing Prospectus, or

any amendment or supplement thereto, it being understood and agreed that the only such information furnished by BMOCM consists of the information described as such in Section 5(b).

(c) Capitalization. As of the date of this Agreement, the Company has an authorized and outstanding capitalization as set forth in the sections of the Registration Statement, the Prospectuses and the Disclosure Package entitled “Consolidated Capitalization”, and, as of the time of purchase and any additional time of purchase, as the case may be, the Company shall have an authorized and outstanding capitalization as set forth in the Registration Statement, the Prospectuses and the Disclosure Package (subject, in each case, to (i) the issuance of Common Shares upon exercise of stock options, or other equity incentive awards, warrants or convertible debentures disclosed as outstanding in the Registration Statement, the Prospectuses and the Disclosure Package, (ii) the grant of options or other equity incentive awards under existing equity incentive plans described in the Registration Statement, the Prospectuses and the Disclosure Package and (iii) the issuance of Common Shares on the exercise or deemed exercise of such options or other incentive awards); all of the issued and outstanding share capital of the Company, being the Common Shares, have been duly authorized and validly allotted and issued and are fully paid and non-assessable, have been issued in compliance with all applicable Canadian, U.S. and other securities laws and were not issued in violation of any pre-emptive right, resale right, right of first refusal or similar right; the Common Shares are duly listed, and admitted and authorized for trading, on the NYSE American and the Toronto Stock Exchange (the “TSX”).

(d) Corporate Status. The Company: (i) is validly existing under the Business Corporations Act (British Columbia) (the “BCBCA”) and is up-to-date in all material corporate filings and in good standing under the BCBCA; (ii) has all requisite corporate power, authority or capacity to carry on its business as now conducted and to own, lease and operate its properties and assets as described in the Registration Statement, the Prospectuses and the Disclosure Package; (iii) is duly qualified to do business and is in good standing or equivalent status in each jurisdiction in which its ownership or lease of property or the conduct of its business requires such qualification, except for such jurisdictions where the failure to so qualify or be in good standing would not result in a Material Adverse Effect; and (iv) has all requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder.

(e) Subsidiaries. Each of the subsidiaries of the Company (each, a “Subsidiary” and, collectively, the “Subsidiaries”): (i) has been duly incorporated in its jurisdiction of incorporation and is up-to-date in all material corporate filings and in good standing in each jurisdiction in which the character or location of its properties (owned, leased or licensed) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which (individually or in the aggregate) could not reasonably be expected to have a material adverse effect on (x) the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Company and the Subsidiaries, taken as a whole, or (y) the ability of the Company to consummate the transactions contemplated by this Agreement (a “Material Adverse Effect”) and (ii) has all requisite corporate power and authority to carry on and transact its business as now conducted and to own, lease and operate its properties and assets as described in the Registration Statement, the Prospectuses and the Disclosure Package. All of the issued and outstanding share capital or other ownership interests of each of the Subsidiaries has been duly authorized and validly issued, is fully paid and non-assessable and is owned by the Company, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance or claim, except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package or, with respect to any subsidiary that is not a Material Subsidiary, as would not result in a Material Adverse Effect.

(f) Material Subsidiaries. The Subsidiaries listed on Schedule 2 hereto (each, a “Material Subsidiary” and, collectively, the “Material Subsidiaries”) are the only Subsidiaries that are “significant subsidiaries” of the Company within the meaning of Rule 1-02 of Regulation S-X under the Act or are otherwise material to the Company; no Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary’s capital stock, from repaying to the Company any loans or advances to such Subsidiary from the Company or from transferring any of such Subsidiary’s property or assets to the Company or any other Subsidiary of the Company; all of the issued share capital of or other ownership interests in each Material Subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable and (except as otherwise set forth in the Registration Statement, the Prospectuses and the Disclosure Package) are owned directly or indirectly by the Company free and clear of any lien, charge, mortgage, pledge, security interest, claim, or other encumbrance of any kind whatsoever (any “Lien”); each Material Subsidiary has been duly organized and validly exists as a corporation, partnership or limited liability company in good standing under the laws of the jurisdiction of its organization, with full corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the Prospectuses and the Disclosure Package; each Material Subsidiary is duly qualified to do business and is in good standing in each jurisdiction in which the character or location of its properties (owned, leased or licensed) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which (individually or in the aggregate) could not reasonably be expected to have a Material Adverse Effect.

(g) Agreement Duly Authorized and No Breach of Obligations or Charter. The Company has full corporate power and authority to enter into this Agreement and each Terms Agreement. This Agreement has been, and any Terms Agreement will have been, duly authorized, executed and delivered by the Company and this Agreement constitutes, and any Terms Agreement will constitute, a valid and binding agreement of the Company enforceable against the Company in accordance with the terms hereof or thereof, as the case may be, except as the enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors’ rights generally or general equitable principles. The execution and delivery by the Company of this Agreement and any Terms Agreement and the performance of this Agreement and any Terms Agreement, the consummation of the transactions contemplated hereby and thereby, and the application of the net proceeds from the offering and sale of the Shares to be sold by the Company in the manner set forth in the Prospectus under “Use of Proceeds” do not and will not (i) violate the organizational documents of the Company or any Subsidiary of the Company or (ii) result in the creation or imposition of any lien, charge or encumbrance upon any of the assets of the Company or any Subsidiary of the Company pursuant to the terms or provisions of, or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or give any other party a right to terminate any of its obligations under, or result in the acceleration of any obligation under any contract to which the Company or any of the Subsidiaries is a party or by which the Company or any of the Subsidiaries or any of its properties is bound or affected, or violate or conflict with any judgment, ruling, decree, order, statute, rule or regulation of any court or other governmental agency or body applicable to the business or properties of the Company or any of the Subsidiaries. This Agreement conforms in all material respects to the description thereof contained in the Registration Statement, the Prospectuses and the Disclosure Package.

(h) The Shares. When issued in accordance with this Agreement or any Terms Agreement, and upon receipt of payment for the Shares, the Shares will have been duly and validly allotted and issued, fully paid and non-assessable.

(i) Compliance with Law; All Requisite Governmental License. Except as would not result in a Material Adverse Effect or as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, (i) the Company and each Material Subsidiary is conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on, (ii) the Company and the Material Subsidiaries possess such permits, certificates, licenses, approvals, consents, registrations and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies or other organizations currently necessary to own, lease, or maintain the Mining Rights and to conduct the business now operated by the Company and the Material Subsidiaries; (iii) the Company and the Material Subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses; (iv) all of the Governmental Licenses are valid and in full force and effect; (v) neither the Company nor any Material Subsidiary has received a notice of non-compliance in respect of any such laws, rules, regulations, or Governmental Licenses.

(j) No Defaults; No Violation. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby do not and will not result in a breach of or constitute a default under and do not and will not violate (i) the articles or by-laws (or other constating documents) of the Company or the Subsidiaries, any resolutions of the shareholders or directors of the Company or the Subsidiaries, (ii) the terms of any loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money, to which the Company or any of the Subsidiaries is a party or by which any of their property or assets are bound (a “Debt Instrument”) or any material contract, commitment, agreement, joint venture instrument, lease or other document, including a license agreement to which the Company or any of the Subsidiaries is a party or by which any of their property or assets are bound, or (iii) any law, judgment, decree, order, statute, rule or regulation applicable to any of them, except, in the case of clauses (ii) and (iii) above, such a breach, default or violation as would not result in a Material Adverse Effect. Neither the Company nor any of the Subsidiaries is (i) in violation of its respective articles or by-laws (or other constating documents), (ii) in default under any existing obligations, agreement, covenant or condition contained in any Debt Instrument or (iii) in violation of any law, judgment, decree, order, statute, rule or regulation applicable to any of them, except, in the case of clauses (ii) and (iii) above, such a default or violation as would not result in a Material Adverse Effect.

(k) No Consents Required. Except for any consents and approvals (i) described in the Registration Statement, the Prospectuses and the Disclosure Package, (ii) as have been obtained and are in full force and effect, (iii) as may be required under the rules of the NYSE American and the TSX on or before each Time of Sale and associated Settlement Date or (iv) as may be required under state securities or blue sky laws of the various jurisdiction in which the Shares are being offered, the distribution of the Shares and the consummation of the transactions as contemplated by this Agreement and any Terms Agreement do not and will not require the consent, approval, authorization, registration or qualification of or with any governmental authority, stock exchange, securities commission or other third party to be obtained by the Company.

(l) Due Authorization. The Company has the necessary corporate power and authority to execute and deliver the Registration Statement, the Prospectuses and the Disclosure Package and, if applicable, will have the necessary corporate power and authority to execute and deliver any amendment to the Registration Statement or Prospectuses prior to the filing thereof, and all necessary corporate action has been taken by the Company to authorize the execution and delivery by it of the Registration Statement, the Prospectuses and the Disclosure Package and the filing thereof, as the case may be, in each of the Canadian Qualifying Jurisdictions under Canadian Securities Laws or with the Commission under the Act, as applicable.

(m) No Pre-emptive Rights. Except as described in the Registration Statement, the Prospectuses and the Disclosure Package, the Company has no outstanding warrants, options to purchase, or any pre-emptive rights or other rights to subscribe for or to purchase, or any contracts or commitments to issue or sell any Shares or other security of the Company or any security convertible into, or exercisable or exchangeable for, Shares or any other security of the Company; except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, no person has any rights to require registration or qualification under the Act or the Canadian Securities Laws of any security in connection with the offer and sale of the Shares contemplated hereby, and any such rights so disclosed have either been fully complied with by the Company or effectively waived by the holders thereof.

(n) Legal Proceedings. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, there is no judicial, regulatory, arbitral or other legal or governmental proceeding or other litigation or arbitration, Canadian, United States or foreign, pending to which the Company or any Subsidiary is a party or of which any property, operations or assets of the Company or any Subsidiary is the subject which, individually or in the aggregate, if determined adversely to the Company or any Subsidiary, could reasonably be expected to have a Material Adverse Effect; to the Company’s knowledge, no such proceeding, litigation or arbitration is threatened or contemplated; and the defense of all such proceedings, litigation and arbitration against or involving the Company or any Subsidiary could not reasonably be expected to have a Material Adverse Effect.

(o) Independent Accountant. Davidson & Company LLP, which has audited the annual consolidated financial statements of the Company that are included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, and whose reports appear or are incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, are independent with respect to the Company as required by

Canadian Securities Laws and are independent registered public accountants as required by the Act, the Exchange Act and by the rules of the Public Company Accounting Oversight Board.

(p) No Reportable Event. There has not been any “reportable event” (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators) with the present or any former auditor of the Company and the auditors of the Company have not provided any material comments or recommendations to the Company regarding its accounting policies, internal control systems or other accounting or financial practices that have not been implemented by the Company.

(q) Financial Matters.

(i) Financial Statements. The audited consolidated financial statements of the Company and the notes thereto together with the independent auditors’ report thereon, included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, present fairly in all material respects the financial position as of the dates indicated and the cash flows and results of operations for the periods specified of the Company and its consolidated Subsidiaries; such financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applied on a consistent basis throughout the periods involved; the other financial and statistical information relating to the Company included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, present fairly the information included therein and have been prepared on a basis consistent with that of the financial statements of the Company that are included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package and the books and records of the Company.

(ii) Off-Balance Sheet Transactions. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, there are no material off-balance sheet transactions, arrangements or obligations (including contingent obligations) of the Company or the Subsidiaries with unconsolidated entities or other persons that could reasonably be expected to have a Material Adverse Effect.

(iii) Internal Control Over Financial Reporting and Internal Accounting Controls. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (A) transactions are executed in accordance with management’s general or specific authorization; (B) transaction are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company believes that the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act and Canadian Securities Laws) is effective and the Company is not aware of any material weakness in its internal control over financial reporting.

(iv) No Change in the Company’s Internal Control Over Financial Reporting. Since the date of the latest audited consolidated financial statements of the Company included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(v) Disclosure Controls. The Company has devised and maintains a system of disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act and Canadian Securities Laws) that comply with the requirements of the Exchange Act and Canadian Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to the management of the Company, including the chief executive officer and the chief financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and such disclosure controls and procedures are effective.

(vi) Certain Indebtedness. Except as disclosed in the Prospectuses; (i) the Company and the Subsidiaries are not indebted to any of their respective directors or officers (collectively the “Principals”), other than on account of their fees or expenses accrued but not paid, or to any of their respective shareholders, past directors, past officers, employees (past or present) or any person not dealing at “arm’s length” (as such term is used in the Income Tax Act (Canada)); (ii) none of the Principals or shareholders of the Company is indebted to the Company, on any account whatsoever; and (iii) the Company and the Subsidiaries have not guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any person, firm or corporation of any kind whatsoever, other than guarantees in favour of the Company and the Subsidiaries.

(r) Stock Plan. Each stock option granted under any stock option plan of the Company (each, a “Stock Plan”) was granted with a per share exercise price no less than the fair market value per Common Share on the grant date of such option, and no such grant involved any “back-dating,” “forward-dating” or similar practice with respect to the effective date of such grant; each such option (i) was granted in compliance with applicable law and with the applicable Stock Plan(s), (ii) was duly approved by the board of directors (or a duly authorized committee thereof) of the Company or such Subsidiary, as applicable, and (iii) has been properly accounted for in the Company’s consolidated financial statements and disclosed, to the extent required, in the Company’s filings or submissions with the Commission and the Canadian Qualifying Authorities.

(s) No Material Adverse Changes. Subsequent to the respective dates as of which information is given in the Registration Statement, the Prospectuses and the Disclosure Package, except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, (i) the Company has not declared or paid any dividends, or made any other distribution of any kind, on or in respect of its share capital, (ii) there has not been any material change in the share capital or long-term or short-term debt of the Company and the Subsidiaries taken as a whole, (iii) neither the Company nor any Subsidiary has sustained any material loss or interference with its business or properties from fire, explosion, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labor dispute or any legal or governmental proceeding, in any such case that is material to the Company and the Subsidiaries taken as a whole, and (iv) there has not been any material adverse change or any development involving a prospective material adverse change, whether or not arising from transactions in the ordinary course of business, in or affecting the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Company and the Subsidiaries, taken as a whole (each a “Material Adverse Change”); since the date of the latest balance sheet included, or incorporated by reference, in the Registration Statement, the Prospectuses and the Disclosure Package, neither the Company nor any Subsidiary has incurred or undertaken any liabilities or obligations, whether direct or indirect, liquidated or contingent, matured or unmatured, or entered into any transactions, including any acquisition or disposition of any business or asset, which are material to the Company and the Subsidiaries, taken as a whole, except for liabilities, obligations and transactions which are disclosed in the Registration Statement, the Prospectuses and the Disclosure Package.

(t) Investment Company. The Company is not and, after giving effect to application of the net proceeds of the offering of the Shares as described in the Registration Statement, the Prospectuses and the Disclosure Package, will not be, required to register as an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and is not and will not be an entity “controlled” by an “investment company” within the meaning of such act.

(u) Properties. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package: (i) the Company and each Material Subsidiary owns or leases all such properties as are necessary to the conduct of its business as presently operated and as proposed to be operated as described in the Registration Statement, the Prospectuses and the Disclosure Package; (ii) to the knowledge of the Company, it and the Material Subsidiaries have good and marketable title to all real property and good and marketable title to all personal property owned by them, in each case free and clear of any and all Liens, except for Liens granted in the ordinary course to finance the purchase of personal property, except such as are described in the Registration Statement, the Prospectuses and the Disclosure Package or such as do not (individually or in the aggregate) materially affect the value of such property or materially interfere with the use made or proposed to be made of such property by the Company and the Material Subsidiaries; and any material real property and buildings held under lease or sublease by the Company and the Material Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material to, and do not materially interfere with, the use made and proposed to be made of such property and buildings by the Company and the Material Subsidiaries; and (iii) neither the Company nor any Material Subsidiary has received any notice of any claim adverse to its ownership of any real or personal property or of any claim against the continued possession of any real property, whether owned or held under lease or sublease by the Company or any Material Subsidiary, except as could not reasonably be expected to have a Material Adverse Effect.

(v) Mining Claims. All interests in material mining claims, concessions, exploitation or extraction rights or similar rights (“Mining Claims”) that are held by the Company or any of its Material Subsidiaries are in good standing, are valid and enforceable, are free and clear of any material Liens, and no material royalty is payable in respect of any of them, except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package; except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, no other material property rights are necessary for the conduct of the Company’s business as described therein, and there are no material restrictions on the ability of the Company and its Material Subsidiaries to use, transfer or otherwise exploit any such property rights except as required by applicable law; except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, the Mining Claims held by the Company or its Material Subsidiaries cover the properties required by the Company for the purposes described therein.

(w) Mineral Resources and Mineral Reserves. With respect to the information set forth or incorporated in in the Registration Statement, the Prospectuses and the Disclosure Package, (i) information relating to the Company’s estimates of mineral resources or mineral reserves has been reviewed and verified by the Company or one or more consultants to the Company as being consistent with the Company’s mineral reserve and mineral resource estimates and as true, complete and accurate as of the date such estimates were prepared, and, to the best of the Company’s knowledge, remain true, complete and accurate in all material respects as of the date hereof, (ii) the mineral reserve and mineral resource estimates have been prepared in accordance with Canadian industry standards contemplated in National Instrument 43-101 -Standards of Disclosure for Mineral Projects (“NI 43-101”) by or under the supervision of a “qualified person” as defined therein, (iii) the Company has filed with the Canadian Qualifying Authorities all technical reports required by NI 43-101 to be filed and all such reports comply in all material respects with the requirements thereof and are current in all material respects as of the date hereof. The Company believes that all of the assumptions underlying such mineral reserve and mineral resource estimates are reasonable and appropriate, and, subject to those assumptions being true and correct, that the projected production and operating results relating to its projects and summarized in the Registration Statement, the Prospectuses and the Disclosure Package are achievable by the Company.

(x) Labor Matters. Other than disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, the Company does not maintain any material employee benefit plans. There is currently no labor disruption or disputes with respect to the employees or consultants of the Company or any of the Material Subsidiaries and, to the best of the Company’s knowledge, there are no labor disruptions or disputes imminent and the Company is not aware of any existing or imminent labor disturbances by the employees of any of its or any Material Subsidiary’s principal suppliers, manufacturers, customers or contractors, in either case (individually or in the aggregate) (i)(A) except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package or (B) except as would not result in a Material Adverse Effect and (ii) except as is not adversely affecting the exploration or development plans of the Company or the Subsidiaries or the carrying on of the business of the Company or the Subsidiaries. Neither the Company nor any of the Subsidiaries is a party to any collective bargaining agreement and, to the knowledge of the Company, no action has been taken or is contemplated to organize any employees of the Company or the Subsidiaries.

(y) Matters Related to Local, Native and Indigenous Groups. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, to the knowledge of the Company, no dispute between the Company and any local, native or indigenous group exists or is threatened or imminent with respect to any of the Company’s properties or exploration activities that could reasonably be expected to have a Material Adverse Effect.

(z) Compliance with Environmental Laws. There has been no storage, generation, transportation, handling, use, treatment, disposal, discharge, emission, contamination, release or other activity involving any kind of hazardous, toxic or other wastes, pollutants, contaminants, petroleum products or other hazardous or toxic substances, chemicals or materials (“Hazardous Substances”) by, due to, on behalf of, or caused by the Company or any Subsidiary (or, to the Company’s knowledge, any other entity for whose acts or omissions the Company or any Subsidiary is or may be liable) upon any property now or previously owned, operated, used or leased by the Company or any Subsidiary, or upon any other property, which would be a violation of or give rise to any liability under any applicable law, rule, regulation, order, judgment, decree or permit, common law provision or other legally binding standard relating to pollution or protection of human health and the environment (“Environmental Law”), except for violations and liabilities which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect; there has been no disposal, discharge, emission contamination or other release of any kind at, onto or from any such property or into the environment surrounding any such property of any Hazardous Substances with respect to which the Company or any Subsidiary has knowledge, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; there is no pending or, to the best of the Company’s knowledge, threatened administrative, regulatory or judicial action, claim or notice of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any Subsidiary, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; no property of the Company or any Subsidiary is subject to any Lien under any Environmental Law; except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, neither the Company nor any Subsidiary is subject to any order, decree, agreement or other individualized legal requirement related to any Environmental Law, which, in any case (individually or in the aggregate), could reasonably be expected to have a Material Adverse Effect.

(aa) Costs and Liabilities related to Compliance with Environmental Laws. In the ordinary course of its business, the Company periodically reviews the effect of Environmental Laws on the business, operations and properties of the Company and the Subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure or remediation of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties), and on the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not, subject to maintaining adequate reserves for such costs, individually or in the aggregate, have a Material Adverse Effect.

(bb) Tax Matters. The Company and each Subsidiary has accurately prepared and timely filed all U.S., Canadian and foreign tax returns that are required to be filed by it and has paid or made provision for the payment of all taxes, assessments, governmental or other similar charges, including without limitation, all sales and use taxes and all taxes which the Company or any Subsidiary is obligated to withhold from amounts owing to employees, creditors and third parties, with respect to the periods covered by such tax returns (whether or not such amounts are shown as due on any tax return), except in any such case as could not reasonably be expected to have a Material Adverse Effect; no deficiency assessment with respect to a proposed adjustment of the Company’s or any Subsidiary’s Canadian federal and provincial, U.S. federal and state, or, except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, local or foreign taxes is pending or, to the best of the Company’s knowledge, threatened; the accruals and reserves on the books and records of the Company and the Subsidiaries in respect of tax liabilities for any taxable period not finally determined are adequate to meet any assessments and related liabilities for any such period and, since the date of the most recent audited consolidated financial statements, the Company and the Subsidiaries have not incurred any liability for taxes other than in the ordinary course of its business; there is no tax lien, whether imposed by any U.S., Canadian or other taxing authority, outstanding against the assets, properties or business of the Company or any Subsidiary.

(cc) No Transfer Taxes. There are no transfer taxes or similar fees or charges under Canadian or U.S. federal law or the laws of any state, province or any political subdivision thereof required to be paid in connection with the execution, delivery and performance of this Agreement and any Terms Agreement or the issuance by the Company or sale by the Company of the Shares.

(dd) No Stamp Duty, Registration or Documentary Taxes. There are no stamp duties, fees, registration or documentary taxes, duties or other similar charges payable (either by direct assessment or withholding) under Canadian or United States federal law or the laws of any province or any political subdivision of Canada in connection with: (i) the execution and delivery of this Agreement or any Terms Agreement; (ii) the enforcement or admissibility in evidence of this Agreement or any Terms Agreement; (iii) the creation, issuance, sale and delivery to BMOCM of the Shares; or (iv) the sale of the Shares through BMOCM to U.S. residents.

(ee) Insurance. Except as would not result in a Material Adverse Effect, the assets of the Company and the Subsidiaries and their business and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, all of the policies in respect of such insurance coverage are in good standing in all material respects and not in default; neither the Company nor any Material Subsidiary has failed to promptly give any notice of any material claim thereunder; and there are no material claims thereunder or to which any insurance company is denying liability or defending under a reservation of rights clause. The Company has no reason to believe that it will be unable to renew its existing insurance as and when such coverage expires or will be able to obtain replacement insurance adequate for the conduct of the business and the value of its properties at a cost that would not have a Material Adverse Effect

(ff) No Franchise, Contract or Other Document. There is no franchise, contract or other document of a character required to be described in the Registration Statement, the Prospectuses and the Disclosure Package, or to be filed as an exhibit to the Company’s Annual Report on Form 40-F or filed as a “material contract” with Canadian Qualifying Authorities, which is not described or filed as required; insofar as such descriptions summarize legal matters, agreements, documents or proceedings discussed therein, such descriptions are accurate and fair summaries of such legal matters, agreements, documents or proceedings.

(gg) Compliance with the Sarbanes-Oxley Act. There is and has been no failure on the part of the Company or any of its directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including, without limitation, Section 402 related to loans and Sections 302 and 906 related to certifications, except as any such failure could not reasonably be expected to have a Material Adverse Effect.

(hh) Statistical, Industry-Related and Market-Related Data. The statistical, industry-related and market-related data included in the Registration Statement, the Prospectuses and the Disclosure Package are based on or derived from sources which the Company reasonably and in good faith believes are reliable and accurate, and such data agree with the sources from which they are derived.

(ii) Compliance with Anti-Money Laundering Laws.

(i) The operations of the Company and each Subsidiary are and have been conducted at all times in material compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court, governmental authority or arbitrator involving the Company or any of the Subsidiaries with respect to Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(ii) None of the Company, any of the Subsidiaries or any director or officer of the Company or the Subsidiaries or, to the knowledge of the Company, any agent, employee, affiliate or other person acting on behalf of the Company or any of the Subsidiaries has (A) made any unlawful contribution to any candidate for non-United States office, or failed to disclose fully any such contribution in violation of law, or (B) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or Canada of any jurisdiction thereof.

(jj) No Conflicts with Sanctions Laws. Neither the Company nor any of the Subsidiaries, nor any director or officer of the Company or the Subsidiaries, nor, to the knowledge of the Company, any agent, employee or representative of the Company or the Subsidiaries, affiliate or other person associated with or acting on behalf of the Company or the Subsidiaries is currently subject to any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company or any of the Subsidiaries located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Cuba, Iran, North Korea, the Crimean region, Sudan and Syria

(each, a “Sanctioned Country”); and the Company will not directly or indirectly use the proceeds of the offering of the Shares hereunder, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or the target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions. For the past five years, the Company and the Subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

(kk) Compliance with Anti-Corruption Laws. None of the Company, any of the Subsidiaries or any director or officer of the Company or the Subsidiaries or, to the knowledge of the Company, any agent, employee, affiliate or other person acting on behalf of the Company or any of the Subsidiaries, is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”) or any applicable law of similar effect of another jurisdiction, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or the CFPOA and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(ll) Cybersecurity. (i)(x) Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, there has been no material security breach or other compromise of or relating to any of the Company’s information technology and computer systems, networks, hardware, software, data (including the data of its customers, employees, suppliers, vendors and any third party data maintained by or on behalf of it), equipment or technology (collectively, “IT Systems and Data”) and (y) the Company has not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to its IT Systems and Data; (ii) the Company is presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, have a Material Adverse Effect; (iii) the Company has implemented and maintained commercially reasonable safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data; and (iv) the Company has implemented backup and disaster recovery technology consistent with industry standards and practices.

(mm) Canadian Reporting Issuer; Listing of Common Shares. The Company is a “reporting issuer” in each of the provinces of Canada and is not included in a list of defaulting reporting issuers maintained by any Canadian Qualifying Authority in each such jurisdiction that maintains such a list and in particular, without limiting the foregoing, the Company has at all relevant times complied with its obligations to make timely disclosure of all material changes relating to it, no such disclosure has been made on a confidential basis that is still maintained on a confidential basis, and there is no material change relating to the Company which has occurred and with respect to which the requisite material change report has not been filed with; the outstanding Common Shares of the Company are registered pursuant to Section 12(b) of the Exchange Act; the Common Shares are listed and posted for trading on the TSX and the NYSE American, and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares of the Company under the Exchange Act or de-listing the Common Shares from the TSX or NYSE American, nor has the Company received any notification that the Commission, the TSX or NYSE American is contemplating terminating such registration or listing.

(nn) No Commissions or Finder’s Fees. None of the Company or any of the Subsidiaries is a party to any contract, agreement or understanding with any person that would give rise to a valid claim against any of them or BMOCM for a brokerage commission, finder’s fee or like payment in connection with the transactions contemplated by this Agreement, any Terms Agreement or the Shares.

(oo) Lending Relationship with BMOCM; Repayment of Debts. Except as disclosed in the Registration Statement, the Prospectuses or the Disclosure Package, neither the Company nor any of the Subsidiaries (i) has any material lending or other relationship with any bank or lending affiliate of BMOCM or (ii) intends to use any of the proceeds from the sale of the Shares hereunder to repay any outstanding debt owed to any affiliate of BMOCM.

(pp) No Stabilization. Neither the Company nor, to the Company’s knowledge, any of its affiliates (within the meaning of Rule 144 under the Act) has taken, directly or indirectly, any action which constitutes or is designed to cause or result in, or which could reasonably be expected to constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Shares.

(qq) Accurate Disclosure. The statements set forth in the Registration Statement, the Prospectuses and the Disclosure Package under the headings “Certain U.S. Federal Income Tax Considerations”, “Description of Securities”, “Consolidated Capitalization”, and “Enforceability of Certain Civil Liabilities”, insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are, in all material respects, accurate, complete and fair summaries of such legal matters, agreements, documents or proceedings.

(rr) Transfer Agent and Registrar. Computershare Trust Company of Canada (or its affiliate) at its principal office in the city of Vancouver, British Columbia is the duly appointed registrar and transfer agent of the Company with respect to its Common Shares, and Computershare Trust Company N.A. at its principal offices in Jersey City, New Jersey, Louisville, Kentucky and Canton, Massachusetts is the duly appointed U.S. co-transfer agent of the Company with respect to its Common Shares.

(ss) Minute Books and Corporate Records. The minute books and records of the Company and the Material Subsidiaries made available to counsel for BMOCM in connection with its due diligence investigation of the Company for the period from the respective dates of incorporation to the date hereof are true and correct in all material respects and contain all proceedings and all resolutions (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Company and the Material Subsidiaries as at the date hereof and at the time of purchase will contain the minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Company and the Material Subsidiaries, other than those being prepared in the ordinary course or in connection with the transactions contemplated herein.

(tt) Foreign Private Issuer. The Company is, and upon completion of the transactions described herein, will be, a “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act.

(uu) Forward-Looking Statements. No forward-looking statement (within the meaning of Section 27A of the Act and Section 21E of the Exchange Act) included or incorporated by reference in the Registration Statement, the Prospectus or any Permitted Free Writing Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

Any certificate signed by any officer of the Company and delivered to BMOCM or to counsel for BMOCM shall be deemed a representation and warranty by the Company, as the case may be, to BMOCM as to the matters covered thereby.

3. Agreements of the Company. The Company covenants and agrees with BMOCM as follows:

(a) Prospectus and Registration Statement Amendments. After the date of this Agreement and until the completion of the sales contemplated hereunder, (i) the Company will notify BMOCM promptly of the time when any subsequent amendment to the Canadian Base Prospectus or the Registration Statement has been filed with any Canadian Qualifying Authority or the Commission and has become effective or where a receipt has been issued therefor, as applicable, or any subsequent supplement to the U.S. Prospectus or the Canadian Prospectus has been filed (each, an “Amendment Date”) and of any request by the Commission or any Canadian Qualifying Authority for any amendment or supplement to the Registration Statement or the Prospectuses or for additional information; (ii) the Company will file promptly all other material required to be filed by it with the Commission pursuant to Rule 433(d) and with the Canadian Qualifying Authorities; (iii) the Company will submit to BMOCM a copy of any amendment or supplement to the Registration Statement or the Prospectuses (other than a copy of any documents incorporated by reference into the Registration Statement or the Prospectuses) a reasonable period of time before the filing thereof and will afford BMOCM and BMOCM’s counsel a reasonable opportunity to comment on any such proposed filing prior to such proposed filing; and (iv) the Company will furnish to BMOCM at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Registration Statement or the Prospectuses (provided that the Company shall not be required to deliver documents or information incorporated by reference into the Registration Statement or the Prospectuses if such documents are accessible from SEDAR or EDGAR) and the Company will cause (x) each amendment or supplement to the U.S. Prospectus to be filed with the Commission as required pursuant to General Instruction II.L of Form F-10 of the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the Commission as required pursuant to the Exchange Act, within the time period prescribed and (y) each amendment or supplement to the Canadian Prospectus to be filed with the Canadian Qualifying Authorities as required pursuant to NI 44-101 and NI 44-102 (the “Canadian Shelf Procedures”) or, in the case of any document to be incorporated therein by reference, to be filed with the Canadian Qualifying Authorities as required pursuant to the Canadian Securities Laws, within the time period prescribed.

(b) Notice of Stop Orders. The Company will advise BMOCM, promptly after it receives notice thereof, of the issuance by the Commission or the Canadian Qualifying Authorities of any stop order or of any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, of any notice of objection of the Commission to the use of the form of the Registration Statement or any post-effective amendment thereto, of the suspension of the qualification of the Shares for offering or sale in the United States or the Canadian Qualifying Jurisdictions, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission or the Canadian Qualifying Authorities for the amending or supplementing of the Registration Statement or the Prospectuses or for additional information relating to the Shares. If there is an Agency Transaction Notice or a Terms Agreement that has been issued by the Company that has not been suspended or terminated in accordance with the notice requirements set forth in Section 2 or Section 6, as applicable, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the Commission to the form of the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Agency Transaction Notice or Terms Agreement, then, if, in the Company’s determination and at the Company’s sole discretion, it is necessary to prevent the issuance of any stop order or have a stop order lifted, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the Commission to the form of the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

(c) Delivery of Prospectus; Subsequent Changes. Within the time during which a prospectus relating to the Shares is required to be delivered by BMOCM under the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 153, Rule 172 or Rule 173(a) under the Act), the Company will comply in all material respects with all requirements imposed upon it by the Act, by the Rules and Regulations, as appropriate and as from time to time in force, and will file or furnish on or before their respective due dates all reports required to be filed or furnished by it with the Commission pursuant to Sections 13(a), 13(c), or 15(d) of the Exchange Act, if applicable, or any other provision of or under the Exchange Act or with the Canadian Qualifying Authorities pursuant to the Canadian Securities Laws, as appropriate. If during such period any event occurs as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or the Prospectuses to comply with the Act or the Canadian Securities Laws, the Company will immediately notify BMOCM to suspend the offering of Shares during such period and, if, in the Company’s determination and at the Company’s sole discretion, it is necessary to file an amendment or supplement to the Registration Statement or the Prospectuses to comply with the Act or the Canadian Securities Laws, the Company will promptly prepare and file with the Canadian Qualifying Authorities and the Commission such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the Prospectuses comply with such requirements, and the Company will furnish to BMOCM such number of copies of such amendment or supplement as BMOCM may reasonably request.

(d) Delivery of Registration Statement and Prospectuses. The Company will furnish to BMOCM and its counsel (at the expense of the Company) copies of the Registration Statement, the Prospectuses (including all documents incorporated by reference therein) and all amendments and supplements to the Registration Statement or the Prospectuses that are filed with the Commission or Canadian Qualifying Authorities during the period in which a prospectus relating to the Shares is required to be delivered under the Act (including all documents filed with the Commission during such period that are deemed to be incorporated by reference therein) or by the Canadian Qualifying Authorities (including all documents filed with the Canadian Qualifying Authorities during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as BMOCM may from time to time reasonably request provided, however, the Company shall not be required to furnish any documents to BMOCM that are available on SEDAR or EDGAR.

(e) Company Information. The Company will furnish to BMOCM such information in its possession as is reasonably requested by BMOCM as necessary or appropriate to fulfil its obligations as agent pursuant to this Agreement, the Act and Canadian Securities Laws.

(f) Availability of Earnings Statements. The Company shall make generally available to holders of its securities and BMOCM as soon as may be practicable but in no event later than the last day of the fifteenth full calendar month following the calendar quarter in which the most recent effective date of the Registration Statement occurs in accordance with Rule 158 of the Rules and Regulations, an earnings statement (which need not be audited but shall be in reasonable detail) covering the period of 12 months commencing after such effective date, and satisfying the provisions of Section 11(a) of the Act (including Rule 158 of the Rules and Regulations).

(g) Compliance with Blue Sky Laws. The Company shall cooperate with BMOCM and counsel therefor in connection with the registration or qualification (or the obtaining of exemptions therefrom) of the Shares for the offering and sale under the securities or blue sky laws of such jurisdictions in the United States as BMOCM may request, and to continue such registration or qualification in effect so long as necessary under such laws for the distribution of the Shares; provided, however, that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action which would subject it to general service of process in any jurisdiction where it is not now so subject (except service of process with respect to the offering and sale of the Shares).

(h) Material Non-public Information. The Company covenants that it will not issue an Agency Transaction Notice to BMOCM, or enter into a Terms Agreement with BMOCM, in accordance with Section 1 hereof if the Company is in possession of material non-public information regarding the Company and the Subsidiaries, taken as a whole, or the Shares.

(i) Reimbursement of Certain Expenses. Whether or not any of the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Company shall pay, or reimburse if paid by BMOCM all costs and expenses incident to the performance of the obligations of the Company under this Agreement, including, without limitation, costs and expenses of or relating to (i) the preparation, printing and filing of the Registration Statement and exhibits to it, each preliminary prospectus, each Permitted Free Writing Prospectus, the Prospectuses and any amendment or supplement to the Registration Statement or the Prospectuses (including the filing fees payable to the Commission relating to the Shares within the time required by Rule 456 of the Rules and Regulations), (ii) the preparation and delivery of certificates representing the Shares, (iii) the printing of this Agreement, (iv) furnishing (including costs of shipping, mailing and courier) such copies of the Registration Statement, the Prospectuses, any preliminary prospectus and any Permitted Free Writing Prospectus, and all amendments and supplements thereto, as may be requested for use in connection with the offering and sale of the Shares by BMOCM, (v) the listing of the Shares on the NYSE American and the TSX, (vi) any filings required to be made by BMOCM with the Financial Industry Regulatory Authority, Inc. (“FINRA”), and the fees, disbursements and other charges of counsel for BMOCM in connection therewith, (vii) the registration or qualification of the Shares for offer and sale under the Act and the securities or blue sky laws of such jurisdictions designated pursuant to Section 3(g), including the fees, disbursements and other charges of counsel to BMOCM in connection therewith, and, if requested by BMOCM, the preparation and printing of preliminary, supplemental and final blue sky or legal investment memoranda, (viii) counsel to the Company, (ix) The Depository Trust Company and any other depositary, transfer agent or registrar for the Shares, (x) the accountants of the Company, (xi) the marketing of the offering of the Shares by the Company, including, without limitation, all costs and expenses of commercial airline tickets, hotels, meals and other travel expenses of officers, employees, agents and other representatives of the Company, (xii) the reasonable out-of-pocket fees, disbursements and other charges of BMOCM incurred on or prior to the date hereof in connection with this Agreement, the Registration Statement and the Prospectuses, including, without limitation, the fees and disbursements of counsel, provided that (1) such fees, disbursements and other charges of BMOCM shall be paid upon receiving an invoice or invoices therefore from BMOCM and (2) such fees and disbursements of counsel shall not exceed Cdn$50,000 in the aggregate with respect to Canadian counsel and US$175,000 in the aggregate with respect to U.S. counsel, (xiii) the reasonable out-of-pocket fees, disbursements and other charges of BMOCM incurred after the date hereof in connection with this Agreement, the Registration Statement and the Prospectuses, including, without limitation, the fees and disbursements of counsel, provided that such fees, disbursements and other charges of BMOCM shall be paid upon receiving an invoice or invoices therefore from BMOCM and (xiv) all fees, costs and expenses for consultants used by the Company in connection with the offering of the Shares.

(j) Use of Proceeds. The Company shall apply the net proceeds from the offering and sale of the Shares to be sold by the Company in the manner set forth in the Prospectuses under “Use of Proceeds” and, except as disclosed in the Prospectuses, the Company does not intend to use any of the proceeds from the sale of the Shares to repay any outstanding debt owed to BMOCM or any affiliate of BMOCM.

(k) Change of Circumstances. During the term of this Agreement, the Company will, at any time during a fiscal quarter in which the Company intends to deliver an Agency Transaction Notice to BMOCM, or enter into a Terms Agreement with BMOCM, to sell Shares, advise BMOCM promptly after it has received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to BMOCM pursuant to this Agreement.

(l) Due Diligence Cooperation. The Company shall reasonably cooperate with any reasonable due diligence review requested by BMOCM or its counsel from time to time in connection with the transactions contemplated hereby or any Agency Transaction Notice, including, without limitation, (i) prior to the open of trading on each intended purchase date and any Time of Sale or Settlement Date, making available appropriate corporate officers of the Company and, upon reasonable request, representatives of the accountants for the Company and the authors of the technical reports for each of the Company’s material properties, an update on diligence matters with representatives of BMOCM and its counsel and (ii) at each Representation Date (as defined herein) or otherwise as BMOCM may reasonably request, providing information and making available documents and appropriate corporate officers of the Company and representatives of the accountants for the Company for one or more due diligence sessions with representatives of BMOCM and its counsel.

(m) Clear Market. The Company shall not offer to sell, sell, pledge, hypothecate, contract or agree to sell, purchase any option to sell, grant any option for the purchase of, lend, or otherwise dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or warrants or other rights to acquire shares of Common Shares or any other securities of the Company that are substantially similar to the Common Shares or permit the registration under the Act of the

Common Shares, in each case without giving BMOCM at least three business days’ prior written notice specifying the nature and date of such proposed transaction. Notwithstanding the foregoing, the Company may, without giving any such prior notice, (i) register the offering and sale of the Shares through BMOCM pursuant to this Agreement, (ii) issue Common Shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and referred to in the Prospectuses, (iii) issue Common Shares, options or other equity incentive awards pursuant to existing equity incentive plans of the Company or (iv) issue Common Shares pursuant to any non-employee director stock plan, dividend reinvestment plan or stock purchase plan of the Company. If notice of a proposed transaction is provided by the Company pursuant to this Section 3(m), BMOCM may suspend activity of the transactions contemplated by this Agreement for such period of time as may be requested by the Company or as may be deemed appropriate by BMOCM.

(n) Affirmation of Representations, Warranties, Covenants and Other Agreements. Upon commencement of the offering of the Shares under this Agreement (and upon the recommencement of the offering of the Shares under this Agreement following any suspension of sales under this Section 3), and at each Time of Sale, each Settlement Date and each Amendment Date, the Company shall be deemed to have affirmed each representation and warranty contained in this Agreement.

(o) Required Filings Relating to Sale of Shares. For so long as the Shares are listed on the TSX, the Company will provide the TSX with all information it requires with respect to the offering of the Shares within the timelines prescribed by the TSX and for so long as the Shares are listed on the NYSE American, the Company will provide the NYSE American with all information it requires with respect to the offering of the Shares within the timelines prescribed by the NYSE American.

(p) Representation Dates; Certificate. During the term of this Agreement, each time the Company (i) files the Prospectuses relating to the Shares or amends or supplements the Registration Statement or the Prospectuses relating to the Shares by means of a post-effective amendment or supplement but not by means of incorporation of document(s) by reference to the Registration Statement or the Prospectuses relating to the Shares; (ii) files or amends an annual report on Form 40-F; (iii) files or amends annual or interim financial statements on Form 6-K; (iv) delivers Shares pursuant to a Terms Agreement; or (v) at any other time reasonably requested by BMOCM (each date of filing of one or more of the documents referred to in clauses (i) through (iii) and any time of request pursuant to (v) above shall be a “Representation Date”), the Company shall furnish BMOCM with a certificate, in the form included in Section 4(d), upon execution of this Agreement and on each Representation Date.

(q) Company Counsel Legal Opinions. Upon execution of this Agreement and on each Representation Date, the Company shall cause to be furnished to BMOCM, dated as of such date and addressed to BMOCM, in form and substance satisfactory to BMOCM, acting reasonably, (i) the written opinion of Borden Ladner Gervais LLP, Canadian counsel for the Company, and (ii) the written opinion and a negative assurance letter of Dorsey & Whitney LLP, U.S. counsel for the Company, each as described in Section 4(e), in either case, modified as necessary to relate to the Registration Statement and the Prospectuses as amended or supplemented at the date of delivery of such opinion (with such opinions and negative assurance letters delivered on a Representation Date being of the same tenor as the opinions and negative assurance letter delivered upon execution of this Agreement), or, in lieu of such opinions, counsel last furnishing such opinion to BMOCM may furnish BMOCM with a letter to the effect that BMOCM may rely on such last opinion to the same extent as though it was dated the date of such letter authorizing reliance (except that statements in such last opinion shall be deemed to relate to the Registration Statement and the Prospectuses as amended and supplemented to the time of delivery of such letter authorizing reliance). The requirement to furnish the documents set out in this Section 3(q) shall be waived for any Representation Date occurring at a time at which no Agency Transaction Notice or Terms Agreement is pending, which waiver shall continue until the earlier to occur of the date the Company delivers an Agency Transaction Notice or Terms Agreement hereunder, as applicable (which for such calendar quarter shall be considered a Representation Date), and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual report on Form 40-F. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver, then before the Company delivers the Agency Transaction Notice or Terms Agreement, as applicable, or BMOCM sells any Shares, the Company shall provide BMOCM with each of the documents set out in this Section 3(q).

(r) Comfort Letters. Upon execution of this Agreement and on each Representation Date, the Company shall cause Davidson & Company LLP to deliver to BMOCM the comfort letter(s) described in Section 4(f) and, the Company shall cause its auditors to furnish BMOCM a letter (the “Comfort Letter”) dated the date the Comfort Letter is delivered, in form and substance satisfactory to BMOCM, acting reasonably, addressed to BMOCM, relating to the verification of certain of the financial information and statistical and accounting data relating to the Company and the Subsidiaries contained in the Registration Statement and the Prospectuses or incorporated by reference therein, which comfort letter shall be based on a review having a cut-off date not more than two business days prior to the date of such letter, (i) stating that such auditors are independent public accountants within the meaning of the Act and the rules and regulations thereunder, and that in their opinion the audited financial statements of the Company incorporated by reference in the Registration Statement and the Prospectuses comply as to form in all material respects with the published accounting requirements of the Act and the related regulations and with the applicable accounting requirements of the Act and the Exchange Act and the related published rules and regulations adopted by the Commission (the first such letter, the “Initial Comfort Letter”) and (ii) updating the Initial Comfort Letter with any information which would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter. The requirement to furnish the documents set out in this Section 3(r) shall be waived for any Representation Date occurring at a time at which no Agency Transaction Notice or Terms Agreement is pending, which waiver shall continue until the earlier to occur of the date the Company delivers an Agency Transaction Notice or Terms Agreement hereunder, as applicable (which for such calendar quarter shall be considered a Representation Date), and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual report on Form 40-F. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver, then before the Company delivers the Agency Transaction Notice or Terms Agreement, as applicable, or BMOCM sells any Shares, the Company shall provide BMOCM with each of the documents set out in this Section 3(r).

(s) Title Opinions. Upon execution of this Agreement and on (i) each Amendment Date, (ii) each time the Company files or amends an annual information form, annual financial statements, or an annual report on Form 40-F or 20-F, (iii) any material change to the ownership or title of the Company to the Company’s (or the Subsidiary’s, as applicable) title and mineral rights for each of the mineral properties listed on Schedule 5 hereto or (iv) the determination by the Company that any other property is material to the Company, the Company shall cause to be furnished to BMOCM a written opinion of legal counsel to the Company, together with a certified English translation thereof for any such legal opinion not in the English language, with respect to the Company’s (or the Subsidiary’s, as applicable) title and mineral rights for each of the mineral properties listed on Schedule 5 hereto (or such other material property).

(t) Market Activities. The Company will not, directly or indirectly, (i) take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws or the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares or (ii) sell, bid for, or purchase the Shares, or pay anyone any compensation for soliciting purchases of the Shares other than BMOCM.

(u) Investment Company Act. The Company will conduct its affairs in such a manner so as to reasonably ensure that prior to the termination of this Agreement, it will not be or become required to register as an “investment company” under the Investment Company Act and the rules and regulations of the Commission promulgated thereunder.

(v) Board Authorization. Prior to delivering notice of the proposed terms of an Agency Transaction or a Principal Transaction pursuant to Section 1 (or at such time as otherwise agreed between the Company and BMOCM), the Company shall have (i) obtained from its board of directors thereof all necessary corporate authority for the sale of the Shares pursuant to the relevant Agency Transaction or Principal Transaction, as the case may be, and (ii) provided to BMOCM a copy of the relevant board resolutions or other authority.

(w) Offer to Refuse to Purchase. If to the knowledge of the Company any condition set forth in Section 4(a) of this Agreement shall not have been satisfied on the applicable Settlement Date, the Company shall offer to any person who has agreed to purchase Shares from the Company as the result of an offer to purchase solicited by BMOCM the right to refuse to purchase and pay for such Shares.

(x) Consent to BMOCM’s Trading. The Company consents to the extent permitted under the Act, the Exchange Act, Canadian Securities Laws, the rules of the NYSE American, the rules of the TSX, and under this Agreement, to BMOCM trading in the Shares of the Company: (i) for the account of its clients at the same time as sales of Shares occur pursuant to this Agreement; and (ii) for BMOCM’s own accounts provided that no such purchase or sale shall take place by BMOCM while BMOCM has received an Agency Transaction Notice that remains in effect, unless the Company has expressly authorized or consented in writing to any such trades by BMOCM.

(y) Actively-Traded Security. The Company shall notify BMOCM immediately by an email addressed to each of the respective individuals from BMOCM set forth on Schedule 1 attached hereto if the Shares cease to qualify as an “actively-traded security” exempted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule and the sales shall be suspended until BMOCM, in its sole judgment, determines that sales of Shares hereunder are not subject to or can be made in compliance with Rule 101 of Regulation M.

(z) Permitted Free Writing Prospectuses.

(i) The Company represents and agrees that it has not made and, unless it obtains the prior written consent of BMOCM, shall not make, any offer relating to the Shares that would constitute a “free writing prospectus” as defined in Rule 405 of the Rules and Regulations, which is required to be retained by the Company under Rule 433 of the Rules and Regulations; provided that the prior written consent of BMOCM hereto shall be deemed to have been given in respect of each of the free writing prospectuses set forth in Schedule 3 hereto. Any such free writing prospectus consented to by BMOCM is herein referred to as a “Permitted Free Writing Prospectus”. The Company represents and agrees that (i) it has treated and shall treat, as the case may be, each Permitted Free Writing Prospectus as a “free writing prospectus” as defined in Rule 405 of the Rules and Regulations and (ii) it has complied and shall comply, as the case may be, with the requirements of Rules 164 and 433 of the Act applicable to any Permitted Free Writing Prospectus, including, without limitation, in respect of timely filing with the Commission, legending and record keeping. The Company agrees not to take any action that would result in BMOCM or the Company being required to file pursuant to Rule 433(d) under the Act a free writing prospectus prepared by or on behalf of BMOCM that BMOCM otherwise would not have been required to file thereunder.

(ii) The Company agrees that no Permitted Free Writing Prospectus, if any, will include any information that conflicts with the information contained in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses. In addition, no Permitted Free Writing Prospectus, if any, together with the Prospectuses, will include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided however, the foregoing shall not apply to any statements or omissions in any Permitted Free Writing Prospectus made in reliance on information furnished in writing to the Company by BMOCM expressly stating that such information is intended for use therein.

(iii) The Company agrees that if at any time following issuance of an Permitted Free Writing Prospectus any event occurred or occurs as a result of which such Permitted Free Writing Prospectus would conflict with the information in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses or would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company will give prompt notice thereof to BMOCM and, if requested by BMOCM, will prepare and furnish without charge to BMOCM an Permitted Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, the foregoing shall not apply to any statements or omissions in any Permitted Free Writing Prospectus made in reliance on information furnished in writing to the Company by BMOCM expressly stating that such information is intended for use therein.

(aa) Distribution of Offering Materials. The Company has not distributed and will not distribute, during the term of this Agreement, any “marketing materials” (as defined in National Instrument 41-101 - General Prospectus Requirements) in connection with the offering and sale of the Shares other than the Registration Statement, the Prospectuses or any Permitted Free Writing Prospectus reviewed and consented to by BMOCM and included in an Agency Transaction Notice or Terms Agreement, provided that BMOCM covenants with the Company not to take any action that would result in the Company being required to file with the Canadian Qualifying Authorities any “marketing materials” that otherwise would not be required to be filed by the Company, but for the action of BMOCM.

4. Conditions of the Obligations of BMOCM. The obligations of BMOCM hereunder are subject to (i) the accuracy of the representations and warranties of the Company on the date hereof, on each Representation Date and as of each Time of Sale and each Settlement Date, (ii) the performance of the Company of its obligations hereunder and (iii) the following additional conditions:

(a) Canadian Prospectus Supplement. The Canadian Prospectus Supplement shall have been filed with the Canadian Qualifying Authorities under the Canadian Shelf Procedures and in accordance with this Agreement, all requests for additional information on the part of the Canadian Qualifying Authorities shall have been complied with to the reasonable satisfaction of BMOCM and BMOCM’s counsel.

(b) No Material Adverse Changes. Since the date of the most recent financial statements of the Company included or incorporated by reference in the Registration Statement and the Prospectuses, except as described in the Registration Statement and the Prospectuses, there shall not have been a Material Adverse Change.

(c) No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the Commission, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental, administrative or self-regulatory authority during the period of effectiveness of the Registration Statement and the Prospectuses, the response to which would require any amendments or supplements to the Registration Statement or the Prospectuses; (ii) the issuance by the Commission, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental authority of any stop order suspending the effectiveness of the Registration Statement or the Prospectuses or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Registration Statement or the Prospectuses or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, the Prospectuses or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and in the case of each Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company’s reasonable determination that a post-effective amendment to the Registration Statement or Prospectuses would be appropriate.

(d) Officers’ Certificates. BMOCM shall have received, upon execution of this Agreement and on each Representation Date, one or more accurate certificates, dated such date and signed by an executive officer of the Company, in form and substance satisfactory to BMOCM, to the effect set forth in clauses (i) and (ii) above and to the effect that:

(i) each signer of such certificate has carefully examined the Registration Statement, the Prospectuses (including any documents filed under the Exchange Act and Canadian Securities Laws and deemed to be incorporated by reference into the Prospectuses) and each Permitted Free Writing Prospectus, if any;

(ii) as of such date and as of each Time of Sale subsequent to the immediately preceding Representation Date, if any, neither the Registration Statement, the Prospectuses nor any Permitted Free Writing Prospectus contained any untrue statement of a material fact or omitted to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(iii) each of the representations and warranties of the Company contained in this Agreement are, as of such date and each Time of Sale subsequent to the immediately preceding Representation Date, if any, true and correct; and

(iv) each of the covenants and agreements required herein to be performed by the Company on or prior to such date has been duly, timely and fully performed and each condition herein required to be complied with by the Company on or prior to such date has been duly, timely and fully complied with.

(e) Legal Opinions. BMOCM shall have received the opinions of counsel to be delivered pursuant to Section 3(q) on or before the date on which such delivery of such opinions are required pursuant to Section 3(q). In addition, on such dates that the opinions required by Section 3(q) are delivered, BMOCM shall have also received the opinion and negative assurance letter of Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel to BMOCM, with respect to the issuance and sale of the Shares in the United States, the Registration Statement, the Disclosure Package, the U.S. Prospectus and other related matters as BMOCM may reasonably require, it being understood that counsel for BMOCM may rely on the opinions of counsel for the Company and that counsel for BMOCM and counsel for the Company may rely upon the opinions of local counsel as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Company, auditors and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors’ rights laws and public policy considerations.

(f) Comfort Letters. BMOCM shall have received the Comfort Letters required to be delivered pursuant to Section 3(r) on or before the date on which such delivery of such letter is required pursuant to Section 3(r).

(g) Title Opinions. BMOCM shall have received the opinions to be delivered pursuant to Section 3(s) on or before the date on which such delivery of such opinions is required pursuant to Section 3(s).

(h) Due Diligence. The Company shall have complied with all of its due diligence obligations required pursuant to Section 3(l).

(i) Compliance with Blue Sky Laws. The Shares shall be qualified for sale in such states and jurisdictions in the United States as BMOCM may reasonably request, and each such qualification shall be in effect and not subject to any stop order or other proceeding on the relevant Representation Date.

(j) Stock Exchange Listing. The Shares shall have either been (i) approved for listing, subject only to notice of issuance, on the NYSE American and the TSX, or (ii) the Company shall have filed an application for listing of the Shares on the NYSE American and the TSX at or prior to the issuance of the applicable Agency Transaction Notice or entering into the applicable Terms Agreement and the Shares shall have been duly authorized for listing on the NYSE American and the TSX, subject only to notice of issuance at or prior to the applicable Settlement Date.

(k) Securities Act Filings Made. All filings with the Commission required by General Instruction II.L of Form F-10, the Act and required by the Canadian Qualifying Authorities to have been filed prior to the issuance of any Agency Transaction Notice hereunder shall have been made within the applicable time period prescribed for such filing by General Instruction II.L of Form F-10, the Act and Canadian Securities Laws. For greater certainty and not withstanding anything to the contrary in this Agreement, no Shares will be offered or sold in Canada.

(l) FINRA. If a filing with FINRA is required, FINRA shall not have objected to the fairness or reasonableness of the terms or arrangements under this Agreement.

(m) Regulation M. The Common Shares shall be an “actively-traded security” excepted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule, or BMOCM, in its sole judgment, shall have determined that sales of Common Shares hereunder are not subject to or comply with the requirements of Rule 101 of Regulation M.

(n) Additional Certificates. The Company shall have furnished to BMOCM such certificate or certificates, in addition to those specifically mentioned herein, as BMOCM may have reasonably requested as to the accuracy and completeness at each Representation Date of any statement in the Registration Statement or the Prospectuses or any documents filed under the Exchange Act and Canadian Securities Laws and deemed to be incorporated by reference into the Prospectuses, as to the accuracy at such Representation Date of the representations and warranties of the Company herein, as to the performance by the Company of its obligations hereunder, or as to the fulfillment of the conditions concurrent and precedent to the obligations hereunder of BMOCM.

5. Indemnification.

(a) Indemnification of BMOCM. The Company shall indemnify and hold harmless BMOCM, the directors, officers, employees, counsel and agents of BMOCM and each person, if any, who controls BMOCM within the meaning of Section 15 of the Act or Section 20 of the Exchange Act from and against any and all losses, claims, liabilities, expenses and damages (including, without limitation, any and all investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding between any of the indemnified parties and any indemnifying parties or between any indemnified party and any third party, or otherwise, or any claim asserted), to which they, or any of them, may become subject under the Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, liabilities, expenses or damages arise out of or are based on (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) any untrue statement or alleged untrue statement of a material fact contained in any Permitted Free Writing Prospectus or the Prospectuses (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (iii) any untrue statement or alleged untrue statement of a material fact contained in any materials or information provided to investors by, or with the approval of, the Company in connection with the marketing of the offering of the Shares, including any roadshow or investor presentations made to investors by the Company (whether in person or electronically) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company shall not be liable to the extent that such loss, claim, liability, expense or damage arises from the sale of the Shares in the public offering to any person by BMOCM and is based on an untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with information relating to BMOCM furnished in writing to the Company by BMOCM expressly for inclusion in the Registration Statement, the Prospectuses or any Permitted Free Writing Prospectus. This indemnity agreement will be in addition to any liability that the Company might otherwise have.

(b) Indemnification of the Company. BMOCM shall indemnify and hold harmless the Company, its agents, each person, if any, who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, each director of the Company and each officer of the Company who signs the Registration Statement to the same extent as the foregoing indemnity from the Company to BMOCM, but only insofar as losses, claims, liabilities, expenses or damages arise out of or are based on any untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with information relating to BMOCM furnished in writing to the Company by BMOCM expressly for inclusion in the Registration Statement, any Permitted Free Writing Prospectus or the Prospectuses. This indemnity will be in addition to any liability that BMOCM might otherwise have. The Company acknowledges that the name of BMOCM set forth on the cover constitutes the only information furnished in writing by or on behalf of BMOCM for inclusion in the Registration Statement, any Permitted Free Writing Prospectus or the Prospectuses.

(c) Indemnification Procedures. Any party that proposes to assert the right to be indemnified under this Section 5 shall, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 5, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party shall not relieve the indemnifying party from any liability that it may have to any indemnified party under the foregoing provisions of this Section 5 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (i) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (ii) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (iii) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party shall not have the right to direct the defense of such action on behalf of the indemnified party) or (iv) the indemnifying party has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel shall be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction at any one time for all such indemnified party or parties. All such fees, disbursements and other charges shall be reimbursed by the indemnifying party promptly as they are incurred. An indemnifying party shall not be liable for any settlement of any action or claim effected without its written consent (which consent will not be unreasonably withheld or delayed). No indemnifying party shall, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 5 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent (x) includes an unconditional release of each indemnified party from all liability arising or that may arise out of such claim, action or proceeding and (y) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party. Notwithstanding the foregoing, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by this Section 5(c), the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (A) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (B) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (C) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

(d) Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of this Section 5 is applicable in accordance with its terms but for any reason is held to be unavailable from the Company or BMOCM, the Company and BMOCM shall contribute to the total losses, claims, liabilities, expenses and damages (including, without limitation, any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted, but after deducting any contribution received by the Company from persons other than BMOCM, such as persons who control the Company within the meaning of the Act, officers of the Company who signed the Registration Statement and directors of the Company, who also may be liable for contribution) to which the Company and BMOCM may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and BMOCM on the other hand. The relative benefits received by the Company on the one hand and BMOCM on the other hand shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the sum of (i) the total compensation to BMOCM pursuant to Section 1(a)(vii) (in the case of one or more Agency Transactions hereunder) and (ii) the underwriting discounts and commissions received by BMOCM as set forth in the table on the cover page of the Prospectuses (in the case of one or more Principal Transactions pursuant to Terms Agreements). If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Company, on the one hand, and BMOCM, on the other hand, with respect to the statements or omissions which resulted in such loss, claim, liability, expense or damage, or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering. Such relative fault shall be determined by reference to whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or BMOCM, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense or damage, or action in respect thereof, referred to above in this Section 5(d) shall be deemed to include, for purpose of this Section 5(d), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 5(d), BMOCM shall not be required to contribute any amount in excess of the sum of (i) the total compensation to BMOCM pursuant to Section 1(a)(vii) (in the case of one or more Agency Transactions hereunder) and (ii) the underwriting discounts and commissions received by BMOCM as set forth in the table on the cover page of the Prospectuses (in the case of one or more Principal Transactions pursuant to Terms Agreements), and no person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 5(d), any person who controls a party to this Agreement within the meaning of the Act will have the same rights to contribution as that party, and each officer of the Company who signed the Registration Statement will have the same rights to contribution as the Company, subject in each case to the provisions hereof. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this Section 5(d), will notify any such party from whom contribution may be sought, but the omission so to notify will not relieve the party from whom contribution may be sought from any other obligation it may have under this Section 5(d). No party will be liable for contribution with respect to any action or claim settled without its written consent (which consent will not be unreasonably withheld).

(e) Survival. The obligations of the Company under this Section 5 shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to any affiliate of BMOCM and each person, if any, who controls BMOCM or any such affiliate within the meaning of the Act; and the obligations of BMOCM under this Section 5 shall be in addition to any liability which it may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company and to each person, if any, who controls the Company within the meaning of the Act. The indemnity and contribution agreements contained in this Section 5 and the representations and warranties of the Company contained in this Agreement shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of BMOCM, (ii) acceptance of any of the Shares and payment therefor or (iii) any termination of this Agreement.

6. Termination.

(a) The Company may terminate this Agreement in its sole discretion at any time upon giving prior written notice to BMOCM. Any such termination shall be without liability of any party to the other party, except that (i) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of BMOCM, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Sections 2, 3 (except that if no Shares have been previously sold hereunder or under any Terms Agreement, only Section 3(i)), 5, 7(d), 7(f) and 7(k) of this Agreement shall remain in full force and effect notwithstanding such termination. In the case of any sale by the Company pursuant to a Terms Agreement, the obligations of the Company pursuant to such Terms Agreement and this Agreement may not be terminated by the Company without the prior written consent of BMOCM.

(b) BMOCM may terminate this Agreement in its sole discretion at any time upon giving prior written notice to the Company. Any such termination shall be without liability of any party to the other party, except that (x) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of BMOCM, shall remain in full force and effect notwithstanding such termination; and (y) the provisions of Sections 2, 3 (except that if no Shares have been previously sold hereunder or under any Terms Agreement, only Section 3(i)), 5, 7(d), 7(f) and 7(k) of this Agreement shall remain in full force and effect notwithstanding such termination. In the case of any purchase by BMOCM pursuant to a Terms Agreement, BMOCM may, by written notice to the Company, terminate its obligations pursuant to such Terms Agreement at any time prior to or on the Settlement Date if, since the time of execution of the Terms Agreement or the respective dates as of which information is given in the Registration Statement and the Prospectuses:

(i) trading of any securities of the Company shall have been suspended on any exchange or in any over-the-counter market;

(ii) trading generally shall have been suspended or limited on or by, as the case may be, any “national securities exchange” (as defined in the Exchange Act), or minimum or maximum prices shall have been generally established on any such exchange, or additional material governmental restrictions, not in force on the date of this Agreement, shall have been imposed upon trading in securities generally by any such exchange or by order of the Commission or any court or other governmental authority;

(iii) a general banking moratorium shall have been declared by any of federal, New York or Canadian authorities;

(iv) the United States shall have become engaged in new hostilities, there shall have been an escalation in hostilities involving the United States or there shall have been a declaration of a national emergency or war by the United States or there shall have occurred such a material adverse change in general economic, political or financial conditions, including, without limitation, as a result of terrorist activities after the date hereof (or the effect of international conditions on the financial markets in the United States shall be such), or any other calamity or crisis shall have occurred, the effect of any of which is such as to make it impracticable or inadvisable to market the Shares on the terms and in the manner contemplated by the Prospectuses;

(v) if the Company or any of the Subsidiaries shall have sustained a loss material or substantial to the Company or any of the Subsidiaries by reason of flood, fire, accident, hurricane, earthquake, theft, sabotage, or other calamity or malicious act, whether or not such loss shall have been insured, the effect of any of which is such as to make it impracticable or inadvisable to market the Shares on the terms and in the manner contemplated by the Prospectuses; or

(vi) if there shall have been a Material Adverse Change.

(c) This Agreement shall remain in full force and effect until the earliest to occur of (i) termination of this Agreement pursuant to Section 6(a) or 6(b) or otherwise by mutual written agreement of the parties, (ii) such date that the aggregate gross sales proceeds of the Shares sold pursuant to this Agreement (including, without limitation, one or more Terms Agreements pursuant hereto) equals the Maximum Amount and (iii) September 3, 2020, in each case except that (x) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of BMOCM, shall remain in full force and effect notwithstanding such termination; and (y) the provisions of Sections 2, 3 (except that if no Shares have been previously sold hereunder or under any Terms Agreement, only Section 3(i)), 5, 7(d), 7(f) and 7(k) of this Agreement shall remain in full force and effect notwithstanding such termination.

(d) Any termination of this Agreement shall be effective on the date specified in the notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by BMOCM or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Shares, such sale shall settle in accordance with the provisions of Section 1 (in the case of an Agency Transaction) or in accordance with the relevant Terms Agreement (in the case of a Principal Transaction).

7. Miscellaneous.

(a) Notices. Notice given pursuant to any of the provisions of this Agreement shall be in writing and, unless otherwise specified, shall be mailed, hand delivered or telecopied: if to BMOCM, at the offices of BMO Capital Markets Corp., 3 Times Square, New York, New York 10036, Attention: Equity Capital Markets desk, with a copy to the Legal Department (Fax: (212) 702-1205), with a copy to:

Blake, Cassels & Graydon LLP
Suite 2600 - 595 Burrard Street
Vancouver, BC V7X 1L3

Attention:	Bob Wooder
Email:	bob.wooder@blakes.com

-and-

Paul, Weiss, Rifkind, Wharton & Garrison LLP
Toronto-Dominion Centre
77 King Street West, Suite 3100
P.O. Box 226
Toronto, Ontario M5K 1J3

Attention:	Christopher J. Cummings
Email:	ccummings@paulweiss.com

or if sent to the Company, at the office of the Company:

Gold Standard Ventures Corp.
Suite 610 - 815 West Hastings St.
Vancouver, BC V6C 1B4

Attention:	Jonathan T. Awde
Email:	[REDACTED]

With a copy to:

Borden Ladner Gervais LLP
Suite 1200 - 200 Burrard Street
Vancouver, BC V7X 1T2

Attention:	Graeme Martindale
Email:	gmartindale@blg.com

-and-

Dorsey & Whitney LLP
Suite 6100 - 701 Fifth Avenue
Seattle, WA 98104-7043

Attention:	Randal R. Jones
Email:	jones.randal@dorsey.com

Any such notice shall be effective only upon receipt. Any notice under Section 5 may be made by telecopy or telephone, but if so made shall be subsequently confirmed in writing (which may include, in the case of BMOCM, electronic mail to any Authorized Company Representative).

(b) Consent to Jurisdiction. By the execution and delivery of this Agreement, the Company (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed Gold Standard Ventures (US) Inc. (or any successor) (together with any successor, the “Agent for Service”), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Shares, that may be instituted in any federal or state court in the State of New York, or brought under U.S. securities laws, and acknowledges that the Agent for Service has accepted such designation, and (ii) agrees that service of process upon the Agent for Service (or any successor) and written notice of said service to the Company shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as any of the Shares shall be outstanding.

(c) The Company irrevocably (i) agrees that any legal suit, action or proceeding against the Company brought by BMOCM or by any person who controls BMOCM arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in the courts of New York State located in the Borough of Manhattan and the U.S. District Court for the Southern District of New York, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law. The provisions of this Section 7(c) shall survive any termination of this Agreement, in whole or in part.

(d) No Third Party Beneficiaries. The Company acknowledges and agrees that BMOCM is acting solely in the capacity of an arm’s length contractual counterparty to the Company with respect to the offering of Shares contemplated hereby (including in connection with determining the terms of the offering) and not as a financial advisor or a fiduciary to, or an agent of, the Company or any other person. Additionally, BMOCM is not advising the Company or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and BMOCM shall have no responsibility or liability to the Company with respect thereto. Any review by BMOCM of the Company, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of BMOCM and shall not be on behalf of the Company.

(e) Survival of Representations and Warranties. All representations, warranties and agreements of the Company contained herein or in certificates or other instruments delivered pursuant hereto (including, without limitation, any Terms Agreement) shall remain operative and in full force and effect regardless of any investigation made by or on behalf of BMOCM or any of its controlling persons and shall survive delivery of and payment for the Shares hereunder.

(f) Disclaimer of Fiduciary Relationship. The Company acknowledges and agrees that (i) the purchase and sale of the Shares pursuant to this Agreement, including the determination of the terms of the offering and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and BMOCM, on the other hand, (ii) in connection with the offering contemplated by this Agreement and the process leading to such transaction, BMOCM owes no fiduciary duties to the Company or its securityholders, creditors, employees or any other party, (iii) BMOCM has not assumed nor will it assume any advisory or fiduciary responsibility in favor of the Company with respect to the offering of the Shares contemplated by this Agreement or the process leading thereto (irrespective of whether BMOCM or its affiliates has advised or is currently advising the Company on other matters) and BMOCM has no obligation to the Company with respect to the offering of the Shares contemplated by this Agreement except the obligations expressly set forth in this Agreement, (iv) BMOCM and its affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company and (v) BMOCM has not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated by this Agreement and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

(g) Governing Law. THIS AGREEMENT AND EACH TERMS AGREEMENT, AND ANY DISPUTE, CLAIM OR CONTROVERSY ARISING UNDER OR RELATED TO THIS AGREEMENT OR SUCH TERMS AGREEMENT, SHALL BE

GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE. Each party hereto hereby irrevocably submits for purposes of any action arising from this Agreement or any Terms Agreement brought by the other party hereto to the jurisdiction of the courts of New York State located in the Borough of Manhattan and the U.S. District Court for the Southern District of New York.

(h) Judgment Currency. The Company agrees to indemnify BMOCM, its directors, officers, affiliates and each person, if any, who controls BMOCM within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, against any loss incurred by BMOCM as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “judgment currency”) other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such indemnified person is able to purchase U.S. dollars with the amount of the judgment currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

(i) Compliance with USA Patriot Act. In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), BMOCM is required to obtain, verify and record information that identifies its clients, including the Company, which information may include the name and address of its clients, as well as other information that will allow BMOCM to properly identify its clients.

(j) Counterparts. This Agreement and each Terms Agreement may be signed in two or more counterparts with the same effect as if the signatures thereto and hereto were upon the same instrument.

(k) Survival of Provisions Upon Invalidity of Any single Provision. In case any provision in this Agreement or any Terms Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

(l) Waiver of Jury Trial. Each of the Company and BMOCM hereby irrevocably waives any right it may have to a trial by jury in respect of any claim based upon or arising out of this Agreement, any Terms Agreement or the transactions contemplated hereby or thereby.

(m) Titles and Subtitles. The titles of the sections and subsections of this Agreement and any Terms Agreement are for convenience and reference only and are not to be considered in construing this Agreement or such Terms Agreement.

(n) Entire Agreement. Other than the terms set forth in each Transaction Notice delivered hereunder and each Terms Agreement executed and delivered pursuant hereto, this Agreement embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof. Neither this Agreement nor any Terms Agreement may be amended or otherwise modified or any provision hereof waived except by an instrument in writing signed by BMOCM and the Company.

[Signature page follows]

Please confirm that the foregoing correctly sets forth the agreement between the Company and BMOCM.

Very truly yours,

GOLD STANDARD VENTURES CORP.

By:	/s/ Jonathan T. Awde
Name: Jonathan T. Awde
Title: President and Chief Executive Officer

[Signature page to Equity Distribution Agreement]

Confirmed as of the date first above mentioned:

BMO CAPITAL MARKETS CORP.

By: /s/ Eric Benedict
Name: Eric Benedict
Title: Managing Director, Equity Capital Markets

[Signature page to Equity Distribution Agreement]

SCHEDULE 1

AUTHORIZED COMPANY REPRESENTATIVES

Name and Office / Title	E-mail Address	Telephone Numbers
Jonathan Awde, President and Chief Executive Officer	[REDACTED]	[REDACTED]
Michael Waldkirch, Chief Financial Officer	[REDACTED]	[REDACTED]
Glenn Kumoi, Vice President, General Counsel and Corporate Secretary	[REDACTED]	[REDACTED]

SCHEDULE 2

MATERIAL SUBSIDIARIES

1.	Gold Standard Ventures (US) Inc.

SCHEDULE 3

ISSUER FREE WRITING PROSPECTUSES

None.

SCHEDULE 4

Qualified Persons Who Filed Consents with the Company’s Registration Statement

1.	Art Ibrado

2.	Matthew Sletten

3.	Thomas L. Dyer

4.	Steven Ristorcelli

5.	Michael Lindholm

6.	Michael B. Dufresne

7.	Kenneth L. Myers

8.	Steven R. Koehler

9.	Gary Simmons

10.	Carl Defilippi

11.	Richard DeLong

SCHEDULE 5

Material Mining Properties

1.	The Railroad-Pinion Project

EXHIBIT A

GOLD STANDARD VENTURES CORP.
Suite 610 - 815 West Hastings St.
Vancouver, BC V6C 1B4

[_______], 20[__]

BMO Capital Markets Corp.
3 Times Square
New York, New York 10036

VIA EMAIL

TRANSACTION NOTICE

Ladies and Gentlemen:

The purpose of this Transaction Notice is to propose certain terms of the Agency Transaction entered into with BMOCM under, and pursuant to, that certain Equity Distribution Agreement between the Company and BMOCM, dated [_______], 20[__] (the “Agreement”). Please indicate your acceptance of the proposed terms below. Upon acceptance, the particular Agency Transaction to which this Transaction Notice relates shall supplement, form a part of, and be subject to, the Agreement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

The terms of the particular Agency Transaction to which this Transaction Notice relates are as follows:

Trading Day(s) on which Shares may be Sold:	[_______], 20[__], [_______], 20[__] [_______], 20[__]

Maximum Number of Shares to be Sold in the Aggregate:	[_______]

Maximum Number of Shares to be Sold on each Trading Day:	[_______]

Floor Price:	USD[__.__]

[Remainder of Page Intentionally Blank]

A-1

Very truly yours,

GOLD STANDARD VENTURES CORP.

By:______________________________
Name:
Title:

Accepted and agreed as of
the date first above written:

BMO CAPITAL MARKETS CORP.

By:______________________________
Name:
Title:

A-2

EXHIBIT B

GOLD STANDARD VENTURES CORP.

Common Shares

TERMS AGREEMENT

[_______], 20[__]

BMO Capital Markets Corp.
3 Times Square
New York, New York 10036

Ladies and Gentlemen:

Gold Standard Ventures Corp., a British Columbia corporation (the “Company”), proposes, subject to the terms and conditions stated herein, in Schedule hereto and in the Equity Distribution Agreement, dated [_______], 20[__] (the “Equity Distribution Agreement”), between the Company and BMO Capital Markets Corp. (“BMOCM”), to issue and sell to BMOCM [_______]of the Company’s common shares, without par value (the “Purchased Shares”)[, and, solely for the purpose of covering over-allotments, to grant to BMOCM the option to purchase an additional [_______] shares of such common shares (the “Additional Shares”)]. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Equity Distribution Agreement.

[BMOCM shall have the right to purchase from the Company all or a portion of the Additional Shares as may be necessary to cover over-allotments made in connection with the offering of the Purchased Shares at the same purchase price per share to be paid by BMOCM to the Company for the Purchased Shares. This option may be exercised by BMOCM at any time (but not more than once) on or before the thirtieth day following the date of this Terms Agreement, by written notice to the Company. Such notice shall set forth the aggregate number of Additional Shares as to which the option is being exercised, and the date and time when the Additional Shares are to be delivered (such date, the “Option Settlement Date”); provided, however, that the Option Settlement Date shall not be earlier than the Settlement Date (as set forth in the Schedule hereto) nor earlier than the second business day after the date on which the option shall have been exercised nor later than the fifth business day after the date on which the option shall have been exercised. Payment of the purchase price for the Additional Shares shall be made at the Option Settlement Date in the same manner and at the same office as the payment for the Purchased Shares.]

Each of the provisions of the Equity Distribution Agreement not specifically related to the solicitation by BMOCM, as agent of the Company, of offers to purchase Shares in Agency Transactions is incorporated herein by reference in its entirety, and shall be deemed to be part of this Terms Agreement to the same extent as if such provisions had been set forth in full herein.

An amendment to the Registration Statement, or a Prospectus Supplement, as the case may be, relating to the Purchased Shares [and the Additional Shares], in the form heretofore delivered to BMOCM is now proposed to be filed with the Commission.

Subject to the terms and conditions set forth herein and in the Schedule hereto and subject the terms and conditions of the Equity Distribution Agreement incorporated herein as provided in the second immediately preceding paragraph, the Company agrees to issue and sell to BMOCM, and BMOCM agrees to purchase from the Company, the Purchased Shares at the time and place and at the purchase price set forth in the Schedule hereto.

[Remainder of Page Intentionally Blank]

If the foregoing is in accordance with your understanding, please sign and return to us a counterpart hereof, whereupon this Terms Agreement, including those provisions of the Equity Distribution Agreement incorporated herein by reference, shall constitute a binding agreement between BMOCM and the Company.

GOLD STANDARD VENTURES CORP.

By:	____________________
Name:
Title:

Accepted and agreed as of
the date first above written:

BMO CAPITAL MARKETS CORP.

By:	____________________
Name:
Title:

Schedule to Terms Agreement

[Price to Public:
USD[__.__] per share]

Purchase Price by BMOCM:
USD[__.__] per share

Method of and Specified Funds for Payment of Purchase Price:
[By wire transfer to a bank account specified by the Company in same day funds.]

Method of Delivery:
[To BMOCM’s account, or the account of BMOCM’s designee, at The Depository Trust Company via DWAC in return for payment of the purchase price.]

Settlement Date:
[_______], 20[__]

Closing Location:
[_______]

Documents to be Delivered:

The following documents referred to in the Equity Distribution Agreement shall be delivered as a condition to the closing (which documents shall be dated on or as of the date of the Terms Agreement to which this Schedule is annexed):

  the officer’s certificate referred to in Section 4(d);

  the legal opinions referred to in Section 4(e) and Section 3(q);

  the “comfort letter” referred to in Section 4(f); and

  such other documents as BMOCM shall reasonably request.

[Indemnity:
[_______]]

[Lockup:
In addition to, and without limiting the generality of, the covenant set forth in Section 3(l) of the Equity Distribution Agreement, [________].]